N-SAR Item 77H: Change in Control of Registrant

Below are the persons presumed to control Registrant’s series because such person owns more than 25% of a series based on the records of the series.

As of December 31st 2014
Fund	Name of Person	Ownership % of Series

As of July 1st 2014
Fund	Name of Person	Ownership % of Series
Columbia Acorn International Select	MERRILL LYNCH PIERCE FENNER & SMITH For the Sole Benefit of its Customers	26.85%